Mail Stop 4569
	August 5, 2005


Via U.S. Mail and Facsimile (818) 907-6583

Barry S. Fischer, Esq.
General Counsel
Suite 330
JB Oxford Holdings, Inc.
15165 Ventura Boulevard
Sherman Oaks, CA  91403

RE: 	JB Oxford Holdings, Inc.
	Schedule 14C
      Filed on July 7, 2005
	File Number 001-14911
	Schedule 13E-3
      Filed on July 8, 2005
	File Number 005-41214

Dear Mr. Fischer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. We note that this Schedule 13E-3 was filed on EDGAR one day later than the accompanying Schedule 14C. Please be advised that this
Schedule 13E-3 must be filed at the same time as the soliciting materials. See Instruction C to Schedule 13E-3.
2. Please tell us what consideration you have given to including
Mr.
Jarratt, Third Capital Partners, LLC and/or the directors as filing persons on the Schedule 13E-3. Considering Mr. Jarratt`s significant control over the company, it would appear that he is an affiliate engaged in the going private transaction. Refer to Section II. D. 3.
of our Current Issues Outline, available on our website at www.sec.gov/divisions/corpfin.shtml for guidance on this issue.
3. Each filing person must comply with the filing, disclosure and dissemination requirements of Rule 13e-3. Therefore, include all of the information required by Schedule 13E-3 and its instructions for each of the filing persons. This includes, but is not limited to, purposes, alternatives considered and reasons for engaging in the going private transaction. Also, each filing party, not just the issuer`s board, must provide its own fairness determination. See
Item 8 to Schedule 13E-3 and Q&A No. 5 of the Exchange Act Release No. 34-17719 (April 13, 1981).
4. With regard to filing persons who are not natural persons, please provide the information called for by Items 3, 5, 6, 10 and 11 for each person controlling the corporation. See Instruction C to
Schedule 13E-3.
5. Please ensure that the Schedule 13E-3 is executed and dated by the authorized persons of the filing person(s) when filed. We note that it appears that this Schedule 13E-3 was not executed and the date has been left blank.

Shareholder Letter
6. Consider expanding this letter to state clearly and from the perspective of unaffiliated shareholders, the effects of the reverse stock split on shareholders and the company. Include the cash-out price to be paid, the deregistration under the Exchange Act, the loss of a quotation on Nasdaq and consequent illiquidity.
7. State that a vote in favor of the reverse split is assured because
Mr. Jarratt and Third Partners own 57% of the stock and intend to vote in favor of the transaction.
8. Disclose that dissenters` appraisal rights are available to shareholders who perfect their state law dissenters` rights.


Schedule 14C

General
9. Please ensure that the information statement is clearly identified as being in preliminary form.
10. Please confirm that you will file a final amendment reporting the results of the going private transaction pursuant to Rule 13e-
3(d)(3).

Summary Term Sheet, page 1
11. Substantially revise the summary term sheet to limit it to a brief description in bullet point format of the material terms of the transaction, such as each filing persons` fairness determination with respect to each group of unaffiliated shareholders. Present the information from the perspective of the unaffiliated shareholders. Also, revise to eliminate overlap with the Q&A and to order the disclosure so that the information of most interest to shareholders appears before other information. See Item 1001 of Regulation M-A.

Fairness of the Transaction, page 5
12. Item 1014(a) of Regulation M-A requires a filing person on
Schedule 13E-3 to state a belief as to the fairness of the proposed
Rule 13e-3 transaction to "unaffiliated security holders." Here and elsewhere the document states that the board "determined" or "deemed" the reverse stock split to be fair to "us and our shareholders." Please revise here, on page 19 and throughout to provide that the board and each filing person believes that the Rule 13e-3 transaction is fair to each group of unaffiliated shareholders.

Q&A, page 7
13. Limit your Q&A to serve one, discrete purpose, such as to provide
voting and share exchange information, and to not duplicate
earlier
disclosure. Ideally, it should not exceed one page in length. Alternatively, consider moving it to follow the special factors section.
14. We note the statement in the first Q&A that "the reverse stock split is being submitted to our shareholders for approval." See also on page 7, where you state "[w]hen the shareholders approve the
reverse stock split..."   Balance such statements with disclosure
on
how a vote in favor of the split is assured and proxies are not being solicited. Otherwise, readers might be led to believe that additional votes in favor of the transaction might be necessary in order for the resolution to pass. We also note the "How to Vote" section on page 10.

Quorum; Vote Required to Approve the Reverse Stock Split, page 10
15. Please state whether or not Christopher Jarratt`s presence will constitute a quorum at the special meeting.
Special Factors, page 11
16. Move the special factors section to follow the forward looking statements section on page 9. See Rule 13e-3(e)(1)(ii), which requires that the information required by Items 7, 8, and 9 of
Schedule 13E-3 be prominently disclosed in a "Special Factors"
section in the front of the disclosure document.
Purpose and Reasons for the Reverse Stock Split, page 11
17. Indicate in the subheading that this subsection also discusses the board`s recommendation to shareholders.
18. In addition to the increased reporting and compliance costs, disclose any other factors related to JBOH`s operations, current business prospects and recent operating history that influenced the timing of the 13E-3 transaction. See Item 1013 (c) of Regulation M-A.
19. You mention that "the benefits that we and our shareholders would typically expect to derive from our status as a public company are not being realized and are not likely to be realized in the foreseeable future." Please revise to elaborate upon the benefits to which you refer and on the reasons they were not realized.
20. Please disclose what amount of the fees for the SEC`s public reporting requirements relate to one-time, upfront initial fees for investment regarding compliance (e.g., learning curve) that will not recur or will be less in following years.
21. On page 12, you refer to the factors the board considered in reaching its decision to approve and recommend the reverse stock split. If these factors were also considered in arriving at the board`s determination as to the fairness of the transaction, please revise to indicate this or clarify that these are the reasons why the board has approved the reverse stock split. Please also address whether the board considered the taxable nature of the transaction in recommending its approval.
Background of the Transaction; Alternatives Considered..., page 13
22. We note your current disclosure on the meetings of the board of directors. Please expand the discussion of the background of the reverse stock split to describe such meetings, negotiations, contacts, etc. among board members, management and/or third parties.
In doing so, please identify the participants in and initiators of each meeting or contact and the date (if there are more than those already disclosed) of each meeting. In particular, we note the following:
a. What members of management and/or the board were involved in these determinations?
b. Discuss the role of the individuals who will control the company after the transaction and describe how they participated in structuring the terms of the transaction.
c. Disclose the material items and terms discussed at each meeting.
d. Disclose when the board made its fairness determination.
e. Elaborate upon how the board determined that the midpoint of the range of values, as opposed to some other number within that range, was deemed to be the "best estimate of the fair value of the common stock."
f. Elaborate upon how the board arrived at the ratio of 100:1, as opposed to a lower ratio, considering this ratio will reduce the number of shareholders well under the threshold that will allow deregistration.
23. Please see your discussion on page 13 regarding the alternative transactions you considered. Expand to more clearly identify the alternatives considered and the specific reasons for their rejection, including why remaining public was rejected. If costs of alternatives were considered, quantify these costs, to the extent practicable. See Item 1013(b) of Regulation M-A.
24. Describe any additional reasons, such as taxation, any of the filing persons had for choosing the transaction structure.

Fairness Opinion of Capitalink , L.C., page 14
25. Although we note that you filed the opinion of Capitalink as an exhibit to your Schedule 13E-3, we remind you that each and every report, opinion, consultation, whether written or oral, received by the company or any affiliates from any third party materially related to this transaction constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This includes, for example, any written documentation furnished to the board in connection with an oral presentation, such as, board books, analyses, talking papers, drafts, summaries, outlines, etc. We note, for example, the presentation that was made to the Board on May 27, 2005. Also, confirm to us that you have described in detail all oral presentations made to the board by Capitalink concerning the valuation methodologies it used in preparing its opinion.
26. We note that the summary of Capitalink`s opinion is qualified in its entirety by the full text of the opinion. A qualification of this type appears inconsistent with the requirement that all material information be provided in the information statement. Please revise.
27. Quantify the fees paid to Capitalink during the past two years.
28. You must disclose the projections and material underlying assumptions given to Capitalink and used to formulate its opinion. See Item 1015 of Regulation M-A. For example, we note that you reference "certain financial and operating information" furnished by management to Capitalink on page 15. We also note the undisclosed adjusted book value analysis on page 18.
29. Advise us why Capitalink was not asked to opine on the fairness of the going private transaction to unaffiliated shareholders as a separate group We note the opinion is directed to all shareholders, including those being cashed-out and those remaining.
30. Revise to clarify whether there were any specific factors that did not support the fairness opinion. If no such factors existed, state this fact in the document.
31. Eliminate the first paragraph on page 17 which contains limitations and qualifications relating to nonexistent tabular presentations or revise to present these tabular presentations.
In
that regard, see our requests for additional disclosure below with regard to Capitalink`s analyses.

Historical Stock Performance
32. Revise this discussion to include quantified information regarding the historical stock prices and Russell 3000 Index and compare this information to the consideration being offered in the going private transaction.

Valuation Overview
33. We note that Capitalink determined that a reasonable range of the fair cash price to be paid in the going private transaction is between $2.66 and $3.26. Clarify in greater detail how Capitalink ultimately derived the recommended range from the various methodologies discussed in this section.

Adjusted Net Book Value Analysis
34. Expand the adjusted net book value analysis on page 18 to provide the referenced values and analysis in greater detail.

Acquisitions Premium Analysis, page 18
35. Disclose the range, mean and median of the acquisition premiums.
Please also give some sense of the comparability of the 45 transactions to the instant one. Were there additional distinguishing features to these transactions?

Substantive Factors Disfavoring the Reverse Stock Split, page 20
36. In your discussion of the substantive factors, include an analysis of the extent to which the fairness determination is based on the factors described in Instruction 2 to Item 1014 of Regulation
M-A.
37. Generally the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in the going private transaction. We do not see a discussion of these factors. Please provide it, and, if any of the factors were not deemed relevant in the context of your reverse stock exchange, or was given little weight, please disclose that fact. In particular, see page 38, where you indicate that the book value per share of common stock is $6.56. Tell us how the board determined the consideration to be fair in light of these factors.
38. Please be advised that if a filing person relied on the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. Therefore, if the board intended to adopt the analysis of Capitalink in general, or the net book value analysis, in particular, please specifically indicate this as you make reference to the opinion of Capitalink as a factor considered by the board.
39. We note that you have included a brief discussion of the current market prices of your common stock on page 20. Please revise to quantify these stock prices. Further, we note your disclosure on page 32, which indicates that the recent and historical trading price of your common stock has exceeded the consideration being offered to security holders. Revise to address this in the context of how you determined the fairness of the consideration being offered to shareholders.
40. If there are unaffiliated shareholders being cashed-out and unaffiliated shareholders who will remain shareholders, address the fairness to these different groups of shareholders separately. See
Item 1014 of Regulation M-A and Question and Answer No. 19 of Exchange Act Release No. 34-17719 (April 13, 1981).
41. Considering it would appear that you are contemplating purchasing additional shares in excess of the consideration being offered in this transaction, in the context of your discussion regarding how the board determined the consideration to be fair in this transaction, please revise to discuss why you would consider paying a higher price in your repurchase offer but not in the reverse stock split.

Procedural Factors Favoring the Reverse Stock Split, page 21
42. The discussion of procedural fairness seems to include substantive factors. Revise to discuss procedural factors separately. Procedural fairness factors are covered by Item 1014(c)-
(f) of Regulation M-A.
43. See your discussion under "The Reverse Stock Split Includes the
Opportunity to Remain a Shareholder."  Considering you list this as a
factor in favor of the reverse stock split, please disclose
whether
or not you anticipate that shareholders who hold fewer than 100 shares and who want to continue to be shareholders will have difficulty in buying shares considering the recent trading volume, availability of shares on the open market and other indicators.
44. See your discussion under "The Reverse Stock Split Ratio was Calculated Without Bias Toward Any Particular Group of
Shareholders...."  To what extent did the board consider that, despite the lack of differentiation among shareholders, it is usually affiliated shareholders who own a larger percentage and, therefore, are less likely to be cashed out in a going private transaction?
45. We note that among the factors weighing against the procedural fairness of the reverse stock split is the fact that your board of directors did not establish an independent or special committee to represent the interests of your unaffiliated shareholders. Please provide an explanation for your decision not to form a special committee, considering one member of your Board is a significant shareholder and officer of the company.
46. You state on page 23 that three of your four board members are not employees or officers of JB Oxford Holdings Inc. Please state whether or not the directors who are not employees have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction. See Item 1014(d) of Regulation M-A.
47. Please disclose whether there is any relationship:
* between any of the three mentioned board members who are not employees and Christopher Jarratt or entities related to him; and
* between Capitalink, L.C. and Third Capital Partners, LLC, and if either has an interest, financial or otherwise, in the other. Effects of the Reverse Stock Split, page 23
48. Please revise to ensure that you include a reasonably thorough discussion of the detriments of the reverse stock split in accordance with Instruction 2 to Item 1013 of Regulation M-A. For example, one of the adverse effects of the reverse stock split will be that unaffiliated shareholders will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing
Persons and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing. Also revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.
Reduction in the Number of Shareholders of Record - Hypothetical Scenario..., page 24
49. You indicate that a shareholder will have to act far enough in advance so that the consolidation is complete before the effective time. If there is a particular date by which shareholders must consolidate their holdings, please revise to disclose this information, and if you know, tell shareholders how they should go about consolidating.

Effects of the Reverse Stock Split on Option Holders, page 25
50. Clarify whether all the option holders are affiliates.

Procedure for Shareholders Who Hold Shares in Street Name, page 26
51. You indicate that you "intend for the reverse stock split to treat shareholders holding common stock in a street name through a nominee... in the same manner as shareholders whose shares are registered in their own names." Reconcile this disclosure with what appears on page 24 in Hypothetical Scenario No. 2 where you suggest that shareholders should consolidate two record accounts so that it is clear what actions shareholders need to take in anticipation of the reverse stock split.

Certain Federal Income Tax Consequences ..., page 28
52. Expand to address the federal income tax consequences to shareholders who will retain shares following consummation of the reverse stock split.
53. Change "certain" to "material" in the heading. Please also remove your reference to a "general summary."

Financial Information, page 38
54. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Item 13(b) to Schedule 14A. Since, as of June 30, 2004, you had a public float of only $4,744,230, according to your 2004 Form 10-K, it would appear that you are probably not eligible to incorporate by reference. Please revise the Schedule 14C to include the information required by Item
13. Or please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the information statement to shareholders at the same time as you send them the information statement.

Where You Can Find More Information, page 40
55. Please update the address for the Securities and Exchange
Commission to reflect that our new public reference room is located at 100 F Street NE, Room 1580, Washington DC 20549.



Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3448 or Mara Ransom in the Office of Mergers and Acquisitions at (202) 551-3264 with any questions.

Sincerely,


Jessica Livingston
      Senior Counsel